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                     SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549
                               --------------
                                SCHEDULE TO
                               (RULE 14D-100)
               TENDER OFFER STATEMENT UNDER SECTION 14(D)(1)
         OR SECTION 13(E)(1) OF THE SECURITIES EXCHANGE ACT OF 1934

                     BROOKDALE LIVING COMMUNITIES, INC.
                     (Name of Subject Company (Issuer))

                     FORTRESS BROOKDALE ACQUISITION LLC
                    (Names of Filing Persons (Offerors))

                   COMMON STOCK, PAR VALUE $.O1 PER SHARE
                       (Title of Class of Securities)
                               --------------

                   (CUSIP Number of Class of Securities)
                               --------------
                             Randal A. Nardone
                     Fortress Investment Holdings, LLC
                        1301 Avenue of the Americas
                          New York, New York 10019
                         Telephone: (212) 798-6100
                   (Name, address and telephone number of
                    person authorized to receive notices
              and communications on behalf of filing persons)
                                  Copy to:
                          J. Gregory Milmoe, Esq.
                  Skadden, Arps, Slate, Meagher & Flom LLP
                             Four Times Square
                          New York, New York 10036
                         Telephone: (212) 735-3000


|X| Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:
|X|   third-party tender offer subject to Rule 14d-1.
|_|   issuer tender offer subject to Rule 13e-4.
|X|   going-private transaction subject to Rule 13e-3.
|_|   amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: |_|
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FOR FURTHER INFORMATION:

AT: BROOKDALE LIVING                AT: FORTRESS BROOKDALE
COMMUNITIES, INC.                   ACQUISITION LLC
Mark J.  Schulte                    Lilly H. Donohue
Chairman, President and             Vice President of Fortress Investment
Chief Executive Officer             Fund LLC
312-977-3700                        212-798-6118

AT: EDELMAN PUBLIC RELATIONS
Kenneth G.  Trantowski
Executive Vice President &
General Manager
312-240-2625


FOR IMMEDIATE RELEASE
July 26, 2000


                  BROOKDALE LIVING COMMUNITIES, INC. SIGNS
                 DEFINITIVE MERGER AGREEMENT WITH FORTRESS
                         BROOKDALE ACQUISITION LLC

              STOCKHOLDERS TO RECEIVE $15.25 PER SHARE IN CASH


JULY 26, 2000 - Brookdale Living Communities, Inc. ("Brookdale") (Nasdaq:
BLCI), a leading provider of senior and assisted living services to the elderly, and Fortress Brookdale Acquisition LLC ("Purchaser"), a joint venture owned by an affiliate of Fortress Investment Fund LLC ("Fortress") and an affiliate of Capital Z Partners ("Health Partners"), today announced that they have signed a definitive merger agreement providing for the acquisition of all of Brookdale's outstanding shares of common stock not already owned by Purchaser for $15.25 per share in cash. As previously announced, in May 2000, Purchaser purchased approximately 39.9% of Brookdale's outstanding common stock from a principal stockholder of Brookdale for $15.00 per share. Health Partners has also agreed to contribute to the Purchaser its $100,000,000 5 1/2% Convertible Subordinated Note due 2009 issued by Brookdale which is convertible into approximately 5.5 million shares of Brookdale's common stock.

The all-cash transaction, which is structured as a $15.25 per-share cash tender offer followed by a second-step merger of Brookdale with a subsidiary of Purchaser, is valued at approximately $91 million excluding shares already owned by Purchaser. The tender offer is expected to commence on August 1, 2000 and conclude on September 5, 2000. Brookdale has approximately 15.4 million shares outstanding on a fully diluted basis, including approximately 4.0 million shares owned by Purchaser. Brookdale's Board of Directors, acting upon the unanimous recommendation of a committee of independent directors composed entirely of non-management directors (the "Independent Committee"), recommends that the stockholders of Brookdale (other than Purchaser and its affiliates) tender their shares pursuant to the tender offer. The Independent Committee and the Brookdale Board received an opinion from Merrill Lynch & Co., the Independent Committee's financial advisor, to the effect that the $15.25 per share price in the tender offer and the merger is fair to the stockholders of Brookdale (other than Purchaser and its affiliates) from a financial point of view.

"This merger announcement is exciting for several reasons," said Mark J. Schulte, Chairman, President and Chief Executive Officer of Brookdale. "We believe that this transaction maximizes existing stockholder value by giving stockholders a 40% premium to where our stock was trading prior to the announcement of Purchaser's initial purchase in April 2000. This transaction also secures the sponsorship of two major private equity funds to continue Brookdale's growth which is particularly important given the current weakness in the public markets with respect to assisted living and health care companies."

"We are very pleased to be making this investment in Brookdale," said Wesley R. Edens, Chairman and Chief Executive Officer of Fortress. "We firmly believe Brookdale's strong management team under Mark's continuing leadership, solid operations, urban focus and high quality real estate positions Brookdale to be a consolidator and major player in the near and long term."

Day-to-day operations of Brookdale will not change following the acquisition despite the change in ownership. The Company's current leadership team will remain intact with Mark Schulte continuing in his role as Chairman, President and Chief Executive Officer of Brookdale.

The tender offer and merger will be subject to certain customary conditions; however, the tender offer is not subject to a financing condition or a condition that any minimum number of shares be tendered. In addition, the waiting period under the Hart-Scott-Rodino Act was satisfied in connection with Purchaser's initial purchase of Brookdale stock in May 2000.

Purchaser will be paid an expense reimbursement payment of $750,000 in the event that the Independent Committee receives a higher offer from a third party and accepts that offer pursuant to the exercise of its fiduciary duties. Other than the expense reimbursement payment, no other "break-up" or "commitment" fee would be payable in such event.

Fortress is a real estate opportunity fund located in New York with over $870 million of private equity capital. Fortress focuses on real estate-related investments worldwide.

Based in New York, Capital Z Financial Services Fund II, L.P. (the general partner of Health Partners) is a $1.85 billion global private equity fund that focuses exclusively on investments in the insurance, financial services and health care services industries. The fund, which was formed in August 1998, is managed by Capital Z Partners, a global alternative asset management firm headquartered in New York City with offices or affiliates in London and Hong Kong. Capital Z Partners also manages Capital Z Investments, L.P., a $1.5 billion fund which focuses exclusively on investments in private equity funds, hedge funds and other alternative investment vehicles. Since 1990, Capital Z Partners and its predecessor funds have invested in excess of $1.5 billion in over 50 transactions with an aggregate market value in excess of $12 billion.

In addition, Brookdale today announced it had signed a definitive agreement to purchase four of the facilities that Brookdale currently leases and operates from the lessor, an affiliate of Senior Housing Properties Trust, for $123 million. The facilities to be purchased consist of The Hallmark, located in Chicago, Illinois, The Springs of East Mesa, located in Mesa, Arizona, The Gables at Brighton, located in Brighton, New York, and Park Place, located in Spokane, Washington, and in the aggregate contain 837 units. In accordance with the purchase agreement, Brookdale is required to make a $12.3 million earnest money escrow deposit, creditable against the purchase price, and the purchase must be completed by October 31, 2000.

THE TENDER OFFER FOR THE OUTSTANDING SHARES OF COMMON STOCK OF BROOKDALE DESCRIBED IN THIS ANNOUNCEMENT HAS NOT YET COMMENCED, AND THIS ANNOUNCEMENT IS NEITHER AN OFFER TO PURCHASE NOR A SOLICITATION OF AN OFFER TO SELL SECURITIES. THE TENDER OFFER WILL BE MADE ONLY THROUGH PURCHASER'S OFFER TO PURCHASE AND THE RELATED LETTER OF TRANSMITTAL. WE URGE INVESTORS AND SECURITY HOLDERS TO READ THE FOLLOWING DOCUMENTS WHEN THEY BECOME AVAILABLE, REGARDING THE TENDER OFFER AND THE MERGER (DESCRIBED ABOVE), BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION:

o     PURCHASER'S TENDER OFFER STATEMENT ON SCHEDULE  TO
      INCLUDING THE OFFER TO PURCHASE, LETTER OF TRANSMITTAL
      AND NOTICE OF GUARANTEED DELIVERY

o     BROOKDALE'S SOLICITATION/RECOMMENDATION STATEMENT ON
      SCHEDULE 14-D-9.

THESE DOCUMENTS AND AMENDMENTS TO THESE DOCUMENTS WILL BE FILED WITH THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION WHEN THE TENDER OFFER COMMENCES. WHEN THESE AND OTHER DOCUMENTS ARE FILED WITH THE SEC, THEY MAY BE OBTAINED FREE AT THE SEC'S WEB SITE AT WWW.SEC.GOV. YOU MAY ALSO OBTAIN FOR FREE EACH OF THESE DOCUMENTS (WHEN AVAILABLE) FROM THE INFORMATION AGENT FOR THE OFFER, TO BE ANNOUNCED.

Brookdale Living Communities, Inc. is a leading national provider of senior and assisted living services to the elderly, with 24 facilities in 14 states containing an aggregate of approximately 5,328 units in urban and suburban communities. Additional information is available on Brookdale's web site at www.brookdaleliving.com.

This news release contains certain forward-looking statements. When used in this news release, the words "believes," "expects," "anticipates," "estimates" and similar words or expressions are generally intended to identify forward-looking statements. These forward- looking statements involve risks and uncertainties, such as the risks detailed in Brookdale's filings with the Securities and Exchange Commission.